Exhibit 99.1

Tiziana Life Sciences to participate in a Fireside Chat

At the B. Riley Securities 2022 Virtual Neuro & Ophthalmology Conference

NEW YORK – 26 April 2022 – Tiziana Life Sciences Ltd (NASDAQ: TLSA) (“Tiziana” or the “Company”), a clinical-stage biopharmaceutical company developing alternative routes of immunotherapy with a focus on innovative drugs for neurodegenerative diseases, including treatment with intranasal foralumab for Secondary Progressive Multiple Sclerosis, today announced its Chief Executive Officer and Chief Scientific Officer, Kunwar Shailubhai, Ph.D., will participate in a fireside chat at the B.Riley Securities 2022 Virtual Neuro & Ophthalmology Conference on Wednesday, April 27, 2022 at 2:30 p.m. ET (U.S. and Canada) to provide Company updates.

Date:	Wednesday, April 27, 2022
Time:	2:30 p.m. Eastern Time (U.S. and Canada)
Webcast:	Click this link to access: https://www.webcaster4.com/Webcast/Page/2875/45361

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative intranasal, oral and inhalation approaches in development have the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s two lead candidates, intranasal foralumab, the only fully human anti-CD3 mAb, and milciclib, a pan-CDK inhibitor, have both demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

For further information please contact:

Tiziana Life Sciences:

Hana Malik, Business Development and Investor Relations Manager

+44 (0) 207 495 2379

email: info@tizianalifesciences.com

United States:

Investors:

Irina Koffler

LifeSci Advisors

Tel: (646) 970-4681

ikoffler@lifesciadvisors.com